UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50648

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hudson Heritage Capital Management Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 Baltic Place Suite 2
(No. and Street)

Croton-on-Hudson (City) New York (State) 10520 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dominick Sciandre (Name) 914-271-8102 (Area Code – Telephone Number) Dscianandre@hhcminc.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDG-CPAs
(Name – if individual, state last, first, and middle name)

76 North Walnut Street (Address) Ridgewood (City) New Jersey (State) 07450 (Zip Code)

2/18/2004 (Date of Registration with PCAOB)(if applicable) 1167 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominick Scianandre, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hudson Heritage Capital Management, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JUNAE MCPHERSON
Notary Public - State of Florida
Commission # HH 206991
My Comm. Expires Dec 13, 2025

Signature:

Title:
President and CCO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Hudson Heritage Capital Management, Inc.

Financial Statements

December 31, 2021

Hudson Heritage Capital Management, Inc.
Index to the Financial Statements
For the year ended December 31, 2021

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hudson Heritage Capital Management, Inc. as of December 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hudson Heritage Capital Management, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hudson Heritage Capital Management, Inc.'s management. Our responsibility is to express an opinion on Hudson Heritage Capital Management, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hudson Heritage Capital Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information listed in the accompanying Index to the Financial Statements has been subjected to audit procedures performed in conjunction with the audit of Hudson Heritage Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Hudson Heritage Capital Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Hudson Heritage Capital Management, Inc.'s auditor since 2010.

BDG-CPAs, PC
Ridgewood, NJ
February 28, 2022

Hudson Heritage Capital Management, Inc.
Statement of Financial Condition
As of December 31, 2021

Assets

Current assets		
Cash	$	328,602
Accrued fees receivable, no allowance		29,832
Prepaid expenses and other current assets		7,860
Total current assets		366,294
Total assets	$	366,294

Liabilities and Stockholders' Equity

Liabilities		
Accrued broker commissions	$	100,920
Other current liabilities		49,760
Total liabilities		150,680
Stockholders' equity		
Common stock, no par value, 200 shares authorized, issued and outstanding		2,000
Additional paid in capital		20,000
Retained earnings		193,614
Total stockholders' equity		215,614
Total liabilities and stockholders' equity	$	366,294

The accompanying notes are an integral part of the financial statements.

Hudson Heritage Capital Management, Inc.
Statement of Income
For the year ended December 31, 2021

Revenues	
Fees	$ 1,010,507
Commissions revenue	144,466
Interest income	9
Total revenues	1,154,982
Expenses	
Commissions expense	467,195
Compensation and benefits	387,402
Occupancy	51,157
Insurance	29,602
Professional fees	26,600
Auto expenses	32,863
Computer expenses	13,652
Licenses and registration fees	9,286
Other operating expenses	61,934
Total expenses	1,079,691
Net income before income taxes	75,291
Income tax benefit	(616)
Net income	$ 75,907
Basic earnings per share	$ 379.54

The accompanying notes are an integral part of the financial statements.

Hudson Heritage Capital Management, Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2021

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance, January 1, 2021	200	$ 2,000	$ 20,000	$ 177,707	$ 199,707
Net income	-	-	-	75,907	75,907
Distributions	-	-	-	(60,000)	(60,000)
Balance, December 31, 2021	200	$ 2,000	$ 20,000	$ 193,614	$ 215,614

The accompanying notes are an integral part of the financial statements.

Hudson Heritage Capital Management, Inc.
Statement of Cash Flows
For the year ended December 31, 2021

Cash flows from operating activities	
Net income	$ 75,907
Adjustments to reconcile net income to net cash provided by operating activities	
Operating lease ROU asset amortization	29,266
Accrued fees receivable	(1,175)
Prepaid expenses and other current assets	2,119
Accrued broker commissions and other current liabilities	8,461
Operating lease liability	(30,648)
Total adjustments	8,023
Net cash provided by operating activities	83,930
Cash flows from investing activities	-
Cash flows from financing activities	
Distributions paid	(60,000)
Net cash used by financing activities	(60,000)
Net increase in cash	23,930
Cash - beginning of period	304,672
Cash - end of period	$ 328,602

Supplemental disclosures of cash flow information

Cash paid during the period for	
Interest	$ -
Income taxes	896

The accompanying notes are an integral part of the financial statements.

Note 1 – Organization and Nature of Business

Hudson Heritage Capital Management, Inc. (the "Company") is a broker-dealer incorporated October 1, 1997 in New York. The Company's primary source of revenue is derived from commissions earned from the sale of mutual funds, municipal securities for Section 529 plans, variable life insurance or annuities and investment advisory services. The Company operates as a Financial Industry Regulatory Authority (FINRA) member firm and is a registered investment advisory firm. The Company and its owners are licensed with the FINRA. As of December 31, 2021, all registration fees and required filings have been made to the FINRA and the related state securities authorities.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Expenses are recognized when incurred, rather than when cash is disbursed, and revenue is recognized when earned, rather than when cash is received.

ASC 842 Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases* (Topic 842) ("ASC 842"). The objective of this ASU is to increase transparency and comparability in financial reporting by requiring balance sheet recognition of leases and note disclosure of certain information about lease arrangements. It is effective for public business entities for annual reporting period beginning after December 15, 2018. The Company adopted the standard on January 1, 2019 using the modified retrospective approach.

Note 2 – Summary of Significant Accounting Policies (continued)

ASC 606 Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606) ("ASC 606"). The requirements of ASC 606 were effective for the Company for the year ended December 31, 2018. The Company adopted the standard on January 1, 2018 using the modified retrospective approach, and in conjunction with the adoption, management evaluated the new guidance in ASC 606 and determined that there is no change in the manner that the Company recognizes revenue. Furthermore, management has determined that the required guidance in ASC 606 does not have an impact on the Company's financial or regulatory capital.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Allowance for Doubtful Accounts

The Company provides for estimated losses on accrued fees receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables. The Company has evaluated its accrued fees receivable at December 31, 2021 and has determined that no allowance for doubtful accounts is required as the accrued fees receivable balance at December 31, 2021 has been collected in full subsequent to December 31, 2021.

Commissions

Commissions are recorded as securities transactions occur and are credited by account.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Note 2 – Summary of Significant Accounting Policies (continued)

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term lease on a straight-line basis over the lease term.

Note 3 – Economic Uncertainty Related to COVID-19

In early 2020, the Coronavirus that causes COVID-19 became a global pandemic. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of this disruption. Therefore, the extent of the financial impact to the ongoing operations of the Company and duration cannot be reasonably estimated at this time. As of December 31, 2021, the Company had sufficient liquidity to continue operations into the foreseeable future.

Note 4 – Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's financial instruments consist mainly of cash, accounts payable and accrued expenses. The carrying amounts in these financial statements approximate fair value due to their short-term nature.

Note 5 – Income Taxes

The Company, with the consent of its shareholders, has elected S Corporation status for Federal and New York State income tax purposes. As such, the stockholders of the Company are required to include the Company's taxable income on their individual income tax returns. Accordingly, there is no provision for Federal and New York State income taxes. The Company also does business in New Jersey, where S Corporation status has not been elected. The Company records a provision for income taxes for its New Jersey income tax and New York franchise tax. The provision for income taxes for the year ended December 31, 2021 consists of $616 in current federal and state income tax benefit.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is currently not under any examination by federal or state tax authorities. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2018.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $177,922 which was $167,877 in excess of its required net capital of $10,045. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2021 was 0.85 to 1.

Note 7 – Employee Benefit Plan

The Company has a qualified retirement savings plan covering eligible full-time employees.

Note 8 – Leases

The Company had obligations as a lessee for office space with an initial noncancelable term in excess of one year. The Company classified this lease as an operating lease. Payments due under the lease contract included fixed payments plus variable payments. The Company's office space lease required it to make variable payments for the Company's proportionate share of the building's property, taxes, insurance, and common area maintenance. These variable lease payments were not included in lease payments used to determine lease liability and were recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2021 are as follows:

Operating lease cost	$ 33,974

Other information related to leases as of December 31, 2021 was as follows:

Supplemental Disclosure of Cash Flow Information

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flow from operating leases	$ 36,540

ROU assets obtained in exchange for lease obligations:

Operating leases	$ -

Reductions to ROU assets resulting from reductions to lease obligations:

Operating leases	$ 29,266

Weighted average remaining lease term:

Operating leases	0 months

Weighted average discount rate:

Operating leases	5 %

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Note 8 – Leases (continued)

As of December 31, 2021, there are no maturities of lease liabilities under the noncancelable operating lease.

Minimum payments have not been reduced by minimum sublease rentals due in the future under non-cancelable subleases.

Note 9 – Basic Earnings Per Share

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

Note 10 – Revenue from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company’s progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions: Commissions are recorded as securities transactions occur and are credited by account. The Company believes that the performance obligation is satisfied as the securities transactions occur.

Note 10 – Revenue from Contracts with Customers (continued)

Investment advisory fees: The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source.

Revenue from contracts with customers	
Commissions	
Commissions	$ 144,466
Total commissions revenue	144,466
Asset management fees	
Investment advisory fees	1,010,507
Total asset management fee revenue	1,010,507
Total revenue from contracts with customers	$ 1,154,973

Note 11 - Subsequent Events

The Company has evaluated subsequent events through February 28, 2022, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2021

Net Capital	
Total stockholders' equity	$ 215,614
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	215,614
Deductions and/or charges:	
Nonallowable assets:	(37,692)
Net capital before haircuts on securities positions (tentative net capital)	177,922
Haircuts on securities	-
Net capital	$ 177,922
Aggregate indebtedness:	
Accrued broker commissions and other current liabilities	$ 150,680
Computation of basic net capital requirement	
6 2/3% of aggregate indebtedness	$ 10,045
Minimum net capital required:	$ 5,000
Net capital requirement	$ 10,045
Excess net capital	$ 167,877
Ratio: Aggregate indebtedness to net capital	0.85 to 1

Reconciliation with Company's Computation (Included in part II of Form X-17A-5 as of December 31, 2021)

Net capital, as reported in Company's part II A (unaudited) FOCUS report	$ 183,986
Other audit adjustments, net	(6,064)
Net capital per above	$ 177,922

HUDSON HERITAGE CAPITAL MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

December 31, 2021

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(1) of the Rule.

See Report of Independent Registered Public Accounting Firm.

HUDSON HERITAGE CAPITAL MANAGEMENT, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2021

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(1) of the Rule.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE IV

HUDSON HERITAGE CAPITAL MANAGEMENT, INC.

Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934
Rule 17a-5, 17 C.F.R.§ 240.17a-5 of the U.S. Securities and Exchange Commission ("SEC")

To the best of its knowledge and belief, Hudson Heritage Capital Management, Inc. (the "Company") states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions in paragraph (k)(1)- Limited business (Mutual Funds and/or Variable Annuities only) - (the "identified exemption provisions"). The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2021 without exception.

Hudson Heritage Capital Management, Inc.

I, Dominick Scianandre, affirm that, to the best of my knowledge and belief, this Exemption Report is complete and accurate.

By:

Title: President

Dated February 28, 2022

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hudson Heritage Capital Management, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, NJ
February 28, 2022

BDG-CPAs
A PROFESSIONAL CORPORATION
Founded 1982

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholders of
Hudson Heritage Capital Management, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Hudson Heritage Capital Management, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2 Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3 Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4 Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5 Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Hudson Heritage Capital Management, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BDG-CPAs

BDG-CPAs, PC
Ridgewood, NJ
February 28, 2022

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hudson Heritage Capital Management, Inc.
20 Baltic Place
Suite 2
Croton-on-Hudson, NY 10520

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dominick Scianandre 9142718102

2. A. General Assessment (item 2e from page 2) $1733
   B. Less payment made with SIPC-6 filed (**exclude interest**) (865)
      8/23/2021
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 868
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $868
   G. **PAYMENT: √ the box**
      Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
      Total (must be same as F above) $868
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hudson Heritage Capital Management, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO/CCO
(Title)

Dated the 18 day of February, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,154,982
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,154,982
2e. General Assessment @ .0015	$ 1733
	(to page 1, line 2.A.)